
--------                                                               ----------------------------
 FORM 3             U.S. SECURITIES AND EXCHANGE COMMISSION                    OMB APPROVAL
                            Washington, D.C. 20549                     ----------------------------
                                                                       OMB Number:        3235-0104
--------    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES    Expires:   December 31, 2001
                                                                       Estimated average burden
           Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
            Act of 1934 Section 17(a) of the Public Utility Holding    ----------------------------
                  Company Act of 1935 or Section 30(f) of the
                        Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

MDP Ventures II LLC
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

1995 Broadway
--------------------------------------------------------------------------------
                                    (Street)

New York                              NY                    10023
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

June 2, 1998
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

The Sports Club Company, Inc. (SCY)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

          Director                              X*  10% Owner
     ---                                       ---
          Officer (give title below)                Other (specify below)
     ---                                       ---

     * As a member of a group.
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

          Form Filed by One Reporting Person
     ---

      X   Form Filed by More Than One Reporting Person
     ---

--------------------------------------------------------------------------------
             Table I -- Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock (1)                         5,000                       Direct
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the Form is filed by more than one reporting person,
  see Instruction 5(b)(v).                                (Over) SEC 1473 (3-00)


          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued)     Table II -- Derivative Securities Beneficially Owned
                  (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


                    MDP VENTURES II LLC                                1/22/2001
                                                                       ---------
                    By:  /s/Brian J. Collins*                              Date
                         ----------------------
                         Brian J. Collins,
                         *In his capacity as an authorized officer.

                    JOINT FILERS:       Address of Joint Filers:  1995 Broadway,
                                                                  NY, NY 10023
                    MILLENNIUM PARTNERS LLC
                    By:  Millennium Partners Management LLC
                         By:  Millennium Manager I, Inc.

                    MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                    By:  Millennium Entertainment Associates L.P.
                         By:  Millennium Entertainment Corp.

                    MILLENNIUM DEVELOPMENT PARTNERS L.P.
                    By:  Millennium Development Associates L.P.
                         By:  Millennium Development Corp.

                    MDP VENTURES I LLC


                    /s/Brian J. Collins*
                    ---------------------------
                    BRIAN J. COLLINS,
                    *In his individual capacity and in his capacity as an authorized officer of all of the Joint Filers listed above.





Explanation of Responses:

(1) These securities are owned solely by MDP Ventures II LLC which may be deemed a group for the purposes of Section 13(d) of the Securities Exchange Act of 1933, as amended (the "Exchange Act"), with one or more of the following entities and person that also directly own securities of the
     Issuer: Millennium Partners LLC, Millennium Entertainment Partners L.P., Millennium Development Partners L.P., MDP Ventures I LLC and Brian J. Collins. MDP Ventures II LLC disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therewith, and this report shall not be deemed an admission that MDP Ventures II LLC is the beneficial owner of such securities for the purposes of Section 16 of the Exchange Act or for any other purpose.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB Number.               Page 2 of 4

                   CONTINUATION SHEET RELATING TO FORM 3 FILED BY
                     MDP VENTURES II LLC DATED JANUARY 22, 2001
                              JOINT FILER INFORMATION

DESIGNATED FILER:                   MDP VENTURES II LLC
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:                  The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
    STATEMENT:                      June 2, 1998

JOINT FILERS:



1.  Millennium Partners Management LLC              5.  Millennium Development Associates L.P.
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

2.  Millennium Manager I, Inc.                      6.  Millennium Development Corp.
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

3.  Millennium Entertainment Associates L.P.        7.  Millennium Development Partners II LLC
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY 10023

4.  Millennium Entertainment Corp.                  8.  Christopher M. Jeffries
    1995 Broadway                                       1995 Broadway
    New York, NY 10023                                  New York, NY  10023

     The Reporting Persons listed above are filing this Form 3 jointly with Millennium Partners LLC ("DevCo"), Millennium Entertainment Partners L.P. ("MEP LP"), Millennium Development Partners L.P. ("MDP LP"), MDP Ventures I LLC ("MDP I"), MDP Ventures II LLC ("MDP II") and Brian J. Collins ("BJC").

     The following entities and person may be deemed to have an indirect beneficial interest in the securities of the Issuer held of record directly by MDP II in their capacities (i) in the case of DevCo and BJC, because they may be deemed a group with MDP II, (ii) in the case of Millennium Partners Management LLC ("MPM LLC"), as the manager of DevCo, (iii) in the case of Millennium Manager I, Inc. ("MMI Inc."), as the manager of MPM LLC, (iv) in the case of MEP LP because it may be deemed a group with MDP II, (v) in the case of Millennium Entertainment Associates L.P. ("MEA LP"), as the general partner of MEP LP, (vi) in the case of Millennium Entertainment Corp. ("MEC"), as the general partner of MEA LP, (vii) in the case of MDP LP, because it may be deemed a group with MDP II and as the managing member of MDP I, (viii) in the case of Millennium Development Associates L.P. ("MDA LP"), as the general partner of MDP LP, (ix) in the case of Millennium Development Corp. ("MDC"), as the general partner of MDA LP, (x) in the case of MDP I, because it may be deemed a group with MDP II,
(xi) in the case of Millennium Development Partners II LLC ("MDP II LLC"), as the managing member of MDP II, and (xii) in the case of Christopher M. Jeffries ("CMJ"), as the holder of (a) 70% of the outstanding shares of stock of MMI Inc., (b) 66.5% of the outstanding shares of stock of MEC, (c) 70% of the outstanding shares of stock of MDC and (d) 59% of interest of MDP II LLC.

     Each of the Reporting Persons disclaims a beneficial interest in the securities of the Issuer reported herein except to the extent of their respective pecuniary interest therein.

DESIGNATED FILER:                   MDP VENTURES II LLC
ISSUER NAME AND TICKER OR
   TRADING SYMBOL:                  The Sports Club Company, Inc. (SCY)
DATE OF EVENT REQUIRING
    STATEMENT:                      June 2, 1998


                                    /s/Brian J. Collins*
                                    BRIAN J. COLLINS
                                    * In his individual capacity and in his
                                    capacity as an authorized officer of each of
                                    the following Reporting Persons and in his
                                    capacity as an attorney-in-fact with respect
                                    to Christopher M. Jeffries.

                                    MILLENNIUM PARTNERS LLC
                                    By: Millennium Partners Management LLC
                                        By: Millennium Manager I, Inc.

                                    MILLENNIUM PARTNERS MANAGEMENT LLC
                                    By: Millennium Manager I, Inc.

                                    MILLENNIUM MANAGER I, INC.

                                    MILLENNIUM ENTERTAINMENT PARTNERS L.P.
                                    By: Millennium Entertainment Associates L.P.
                                        By: Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT ASSOCIATES L.P.
                                    By: Millennium Entertainment Corp.

                                    MILLENNIUM ENTERTAINMENT CORP.

                                    MILLENNIUM DEVELOPMENT PARTNERS L.P.
                                    By: Millennium Development Associates L.P.
                                        By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT ASSOCIATES L.P.
                                    By: Millennium Development Corp.

                                    MILLENNIUM DEVELOPMENT CORP.

                                    MDP VENTURES I LLC

                                    MDP VENTURES II LLC

                                    MILLENNIUM DEVELOPMENT PARTNERS II LLC

                                    CHRISTOPHER M. JEFFRIES

                                                                     Page 4 of 4